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12013676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Triple A Partners LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Montana Avenue

(No. and Street)

Santa Monica	**CA**	**90403**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Wibbelsman **310-773-8127**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, **Warren Wibbelsman**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Triple A Partners LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, COO

Title

Subscribed and sworn to before me this 13 day of March 2012

Notary Public

MICHELE ANN MALKASIAN
Commission # 1853577
Notary Public - California
Los Angeles County
My Comm. Expires Jun 11, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

Independent Auditors' Report

To the Member
Triple A Partners LLC

We have audited the accompanying statement of financial condition of Triple A Partners LLC (the "Company") as of December 31, 2011, and the related statements of operations and changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triple A Partners LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, California
March 12, 2012

TRIPLE A PARTNERS LLC
Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	33,608
Due from Parent		2,000
Total assets	$	35,608
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	7,500
Deferred revenue		7,500
Total liabilities		15,000
Member's equity		20,608
Total liabilities and member's equity	$	35,608

See Accompanying Notes to Financial Statements

TRIPLE A PARTNERS LLC
Statement of Operations
Year Ended December 31, 2011

Revenues	
Consulting and advisory fees	$ 52,500
Service fee	12,975
Other	3,556
Total revenues	69,031
Expenses	
Insurance	18,891
Regulatory	18,204
Professional fees	18,014
Consulting	13,617
Rent	12,000
Other expenses	5,045
Total expenses	85,771
Net loss	$ (16,740)

See Accompanying Notes to Financial Statements

TRIPLE A PARTNERS LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2011

Member's equity, beginning of year	$	12,348
Contributions		25,000
Net loss		(16,740)
Member's equity, end of year	$	20,608

See Accompanying Notes to Financial Statements

TRIPLE A PARTNERS LLC
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (16,740)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in prepaid expenses	345
Increase in due from Parent	(2,000)
Decrease in accounts payable and accrued expenses	(2,590)
Increase in deferred revenue	7,500
Total adjustments	3,255
Net cash used in operating activities	(13,485)
Cash flows from financing activities:	
Contributions by member	25,000
Net increase in cash	11,515
Cash, beginning of year	22,093
Cash, end of year	$ 33,608

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

Triple A Partners LLC (the "Company") is a Delaware limited liability company formed in 2008. The Company is a wholly-owned subsidiary of Triple A Partners, Inc. (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company is engaged in selling proprietary research to U.S. investment partnerships and acts as an introducer of private placements and hedge fund investments to its institutional-only clientele. The Company claims an exemption under Rule 15c3-3(k)(2)(i).

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

Service fee revenue is generated from registered representatives of the Company as per the terms of a service agreement. The Company has an agreement with some of its registered representatives ("Representative") under which the Representative guarantees annual minimum revenue to the Company. To the extent the Representative does not generate the minimum revenue, the agreement provides for a payment of a minimum service fee to the Company.

Consulting and advisory fee revenue is recorded as services are provided per the terms of consulting and advisory agreements.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a single member limited liability company for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. LLC fees levied at the state level are immaterial and are not separately stated in the statement of operations.

1. Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $18,608, which was $13,608 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.8061 to 1.

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements and possession or control provisions of Rule 15c3-3.

3. Occupancy

The Company subleases its office premises on a month to month basis. Total rent expense under the sublease was $12,000 for the year ended December 31, 2011.

4. Related Party Transactions

During January 2011, the ownership of the Parent was acquired by the chief operating officer of the Company. Following the change in ownership of the Parent, the Company terminated its expense sharing agreement with the Parent and became solely responsible for all of its financial obligations.

5. Subsequent Event

Management evaluated subsequent events through March 12, 2012, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: TRIPLE A PARTNERS LLC as of December 31, 2011

1. Total ownership equity from Statement of Financial Condition			$ 20,608	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			20,608	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			20,608	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	2,000	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(2,000)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			18,608	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 18,608	3750

OMIT PENNIES

Notes:
Non allowable assets
Due from Parent $ 2,000

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: TRIPLE A PARTNERS LLC as of December 31, 2011

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)				$ 1,000	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)				5,000	3758
13. Net capital requirement (greater of line 11 or 12)				5,000	3760
14. Excess net capital (line 10 less 13)				13,608	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12				$ 12,608	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$ 15,000	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820			3830
19. Total Aggregate indebtedness				$ 15,000	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)				80.61%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)					3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
2. Minimum dollar net capital requirement, or
3. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.
4. Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
I For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

TRIPLE A PARTNERS LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

TRIPLE A PARTNERS LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

TRIPLE A PARTNERS LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2011

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 33,608	$ -	0.00%
Adjustments:			
Accounts payable	(7,500)	7,500	
Deferred revenue	(7,500)	7,500	
Computation per Schedule I	$ 18,608	$ 15,000	80.61%

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member
Triple A Partners LLC

In planning and performing our audit of the financial statements of Triple A Partners LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, California
March 12, 2012

TRIPLE A PARTNERS LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2011

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, Warren Wibbelsman, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 13 day of March, 2012, at

Santa Monica, California.

____
(Signature of person signing)

CEO, COO
(Title of person signing report)

Triple A Partners LLC
(Name of Licensee)

142790
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.